Exhibit (c)(6)






Kevin J. Yourman (147159)
James E. Tullman (175008)
Donald S. Urrabazo (189509)
WEISS & YOURMAN
10940 Wilshire Blvd.
24th Floor
Los Angeles, California 90024
Tel: (310) 208-2800

Michael D. Braun (167416)
STULL, STULL & BRODY
10940 Wilshire Blvd.
23rd Floor
Los Angeles, California 90024
Tel: (310) 209-2468

Attorneys for Plaintiff

(Additional Counsel Listed On Signature Page)


               SUPERIOR COURT OF THE STATE OF CALIFORNIA

                     FOR THE COUNTY OF LOS ANGELES

LAURI LIVINGSTONE, individually and on     )           CASE NO. BC201484
behalf of all persons similarly situated,  )
                                           )           CLASS ACTION
         Plaintiff,                        )           COMPLAINT FOR BREACH
v.                                         )           OF FIDUCIARY DUTIES
                                           )
JOHN C. ARGUE, ARTHUR BROWN, DENIS R.      )
BROWN, HARRY M. CONGER, RAYBURN S.         )
DEZEMBER, A. FREDERICK GERSTELL,           )
RICHARD A. GRANT, JR., WILLIAM T. HUSTON,  )
EDWARD A. LANDRY, THOMAS L. LEE,           )
THOMAS M. LINDEN, STUART T. PEELER,        )
CALMAT CO., INC., AND DOES 1 through 100,  )
inclusive,                                 )
                                           )
         Defendants.                       )
-------------------------------------------)





          Plaintiff alleges the following based upon the investigation of her counsel, which included a review of documents filed with the Securities Exchange Commission ("SEC") by CalMat Co. Inc. ("CalMat"), press releases issued by CalMat and securities analyst and media reports about CalMat, and believes that, after a reasonable opportunity for discovery, substantial evidence will exist to support the allegations set forth in this complaint.

          1. Plaintiff brings this action, individually and as a class action on behalf of all persons similarly situated who own the common stock of CalMat, other than defendants, to enjoin the consummation of the proposed $760 million acquisition of CalMat by Vulcan Materials Co. ("Vulcan"). Alternatively, in the event that the transaction is consummated, plaintiff seeks to recover damages caused by the director defendants' breach of fiduciary duties described herein. The proposed transaction and the acts of the director defendants constitute a breach of their fiduciary duties to plaintiff and the class to take all necessary and appropriate steps to obtain the maximum value realizable for the shareholders of CalMat.

                                PARTIES

          2. Plaintiff Lauri Livingstone is, and has been since prior to the announcement of the proposed transaction described herein, the beneficial owner of 200 shares of common stock of CalMat.

          3. Defendant CalMat Co., Inc. is a Delaware corporation that has its principal executive office located at 3200 San Fernando Road, Los Angeles, California 90065. CalMat is comprised of two business segments. The Construction Materials Division manufactures, produces, distributes, and sells construction materials. The Properties Division owns, leases, and manages industrial and office buildings, owns and leases undeveloped real property, and sells real property.

         4. Defendant John C. Argue ("Argue") is, and at all relevant times has been, a director of CalMat since 1990.

          5. Defendant Arthur Brown is, and at all relevant times has been, a director of CalMat since 1994.

          6. Defendant Denis R. Brown is, and at all relevant times has been, a director of CalMat since 1997.

          7. Defendant Harry M. Conger ("Conger") is, and at all relevant times has been, a director of CalMat since 1984.

          8. Defendant Rayburn S. Dezember ("Dezember") is, and at all relevant times has been, a director of CalMat since 1989.

          9. Defendant A. Fredrick Gerstell ("Gerstell") is, and at all relevant times has been,


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Chairman of the Board of Directors and Chief Executive Officer of
CalMat. From 1984 to 1988, Gerstell was President and Chief Operating Officer of CalMat. In 1988, he was elected Chief Executive Officer and, in 1991, he was elected Chairman of the Board.

          10. Defendant Richard A. Grant, Jr. ("Grant") is, and at all relevant times has been, a director of CalMat since 1984.

          11. Defendant William T. Huston ("Huston") is, and at all relevant times has been, a director of CalMat since 1984.

          12. Defendant Edward A. Landry ("Landry") is, and at all relevant times has been, a director of CalMat since 1994.

          13. Defendant Thomas L. Lee ("Lee") is, and at all relevant times has been, a director of CalMat since 1990.

          14. Defendant Thomas M. Linden ("Linden") is, and all relevant times has been, a director of CalMat since 1984.

          15. Defendant Georgia R. Nelson ("Nelson") is, and at all relevant times has been a director of CalMat since 1997.

          16. Defendant Stuart T. Peeler ("Peeler") is, and at all relevant times has been, a director of CalMat since 1984.

          17. Defendants Argue, Arthur Brown, Denis R. Brown, Conger, Dezember, Gerstell, Grant, Huston, Landry, Lee, Linden, Nelson, and Peeler (the "Individual Defendants"), by reason of their corporate directorship and/or executive positions, stand in a fiduciary position relative to CalMat's shareholders, which fiduciary relationship, at all times relevant herein, required the Individual Defendants to exercise their best judgment and to act prudently and in the best interests of CalMat's shareholders. The Individual Defendants are not permitted to act in their own self-interest to the detriment of CalMat shareholders.

          18. Each defendant herein is sued individually as a conspirator and aider and abettor, and, in such defendant's capacity as an officer, director or controlling stockholder of CalMat, and the liability of each arises from the fact that he or it has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.


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



                        JURISDICTION AND VENUE

          19. This Court has jurisdiction over this action pursuant to ss. 410.10 of the California Code of Civil Procedure. The violations of law complained of herein occurred in this county. Furthermore, the amounts in controversy exceed the jurisdictional minimum of this Court.

          20. Venue is proper in the Superior Court of the County of Los Angeles pursuant to California Code of Civil Procedure ss.ss. 395 and 395.5.

                       CLASS ACTION ALLEGATIONS

          21. Plaintiff brings this action individually on his own behalf and as a class action, on behalf of all stockholders of CalMat (except defendants herein, and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

          22. This action is properly maintained as a class action.

          23. The Class is so numerous that joinder of all members is impracticable. As of November 16, 1998, there were 23,796,000 shares of CalMat common stock outstanding. The disposition of their claims in a class action will be of benefit to the parties and the Court. The record holders of Cal Mat's common stock can be easily determined from the stock transfer journals maintained by CalMat or its agents.

          24. A class action is superior to other methods for the fair and efficient adjudication of the claims herein asserted, and no unusual difficulties are likely to be encountered in the management of this action as a class action.

          25. There is a well-defined community of interests in the questions of law and fact affecting the members of the Class. Among the questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member are, among other things, the following:

              a. whether defendants have engaged in conduct constituting unfair dealing and have engaged in a plan and scheme to deceive the public stockholders of CalMat and to enrich themselves at the expense of CalMat's public stockholders;


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



              b. whether the proposed transaction is grossly unfair to the public stockholders of CalMat;

              c. whether defendants have failed to disclose all material facts relating to the proposal including the potential positive future financial benefits which they expect to derive from CalMat;

              d. whether defendants have engaged and are continuing to engage in a plan and scheme to eliminate the public stockholders of CalMat through fraudulent, deceptive, and coercive means and devices;

              e. whether defendants willfully and wrongfully failed or refused to obtain or attempt to obtain a purchaser for the assets of CalMat at a higher price than the Vulcan proposal;

              f. whether plaintiff and the other members of the Class would be irreparably damaged were the transaction complained of herein consummated;

              g. whether defendants have breached or aided and abetted the breach of the fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

              h. whether plaintiff and the Class members have been damaged and what the proper measure of damages is.

     26. Plaintiff is a member of the Class and is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those they seek to represent. Plaintiff is an adequate representative of the Class.

     27. The likelihood of individual class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, the defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. This Court is an appropriate forum for this dispute.


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



                        SUBSTANTIVE ALLEGATIONS

     28. On or about November 16, 1998, CalMat and Vulcan announced that they had reached a definitive agreement whereby Vulcan would acquire CalMat in a merger transaction. Under the terms of the agreement, Vulcan will purchase all outstanding shares of CalMat for $31 per share in cash.

     29. The terms further provide CalMat will merge with and into Vulcan, and become an subsidiary of Vulcan.

     30. Defendants' intention to pursue the above transaction is in breach of their fiduciary duties owed to CalMat's stockholders to take all necessary steps to ensure that CalMat stockholders will receive the maximum value realizable for their shares in any extraordinary transaction involving CalMat.

     31. The offer being advanced and the consideration offered -- $31.00 per share of CalMat common stock -- is an unfair price, does not reflect the fair value of CalMat's equity or the significant advantages to be obtained by CalMat as a result of the transaction and does not offer any control premium. CalMat stock is currently selling on the open market for essentially the same price -- $30.625 per share. Furthermore, the intrinsic value of the equity of CalMat is materially greater than the consideration proposed, taking into account, among other things, CalMat's asset value, liquidation value, expected growth, full extent of its future earnings potential, expected increase in profitability, strength of its business, its revenues, cash flow, and earnings power. For example, CalMat expects to close on about $90 million in sales over the next few months.

     32. For the past two fiscal quarters, CalMat has shown continued and steady increases in revenue and net income due to strong demand for its products.

     33. For example, on August 4, 1998 in a PR Newswire article,
CalMat announced the financial results for its second quarter 1998:


         CalMat Co. today reported net income of $6.2 million, or $0.26 per share, for the second quarter of 1998, compared with $5.5 million, or $0.23 per share, for the prior year's second quarter.

                                   * * *


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



         A. Frederick Gerstell, Chairman and Chief Executive Officer commented, "We continue to be optimistic about our 1998 business prospects as well as 1999 and thereafter. In the first six months aggregate prices increased 5% and asphalt margins improved. Continued strong demand and improving pricing bodes well for CalMat for the balance of the year. On June 10, President Clinton signed the nation's new highway bill (TEA-21) which provides over $200 billion in transportation funds. This highway bill will result in a transportation funding increase of 60% for Arizona and 45% for California and New Mexico, over the next six years as compared to the previous six year period."

     34. On October 15, 1998, in a PR Newswire article, CalMat announced the financial results for its third quarter 1998:

         CalMat Co. Today reported net income of $16.0 million, or $0.67 per share, for the third quarter of 1998, 72% more than the prior year's third quarter of $9.3 million, or $0.39 per share.

         A. Frederick Gerstell, Chairman and Chief Executive Officer comments, "To put our third quarter operating results in perspective, we earned more from operations this quarter than in all of 1997. The benefits of the initiatives to improve the performance and efficiency of our operations are now becoming evident as operating income almost doubled in the third quarter. Revenue increased 17% with strong volume and pricing improvements, and operating margins increased from 17% to 22%. In addition, our program to sell excess real estate has made excellent progress with almost $90 million currently under contract and scheduled to close during the next several months.

         We believe that the strong demand for our products, particularly due to the recovery in Southern California's construction market, combined with increasing benefits from our profit improvement program, bodes well for continuing strong performance for CalMat for the remainder of 1998 as well as 1999 and thereafter."

         Net income was $19.7 million, or $0.82 per share, for the nine months ended September 30, 1998, compared with $14.1 million, or $0.60 per share, for the comparable period in 1997, a near 40% increase in results.

         Pre-tax income from operations improved to $23.2 million in the third quarter of 1998, compared with $13.3 million for the same quarter in 1997.

     35. As a result of the second and third quarter results announcement, the price of CalMat stock climbed from a close of $19.00 on August 4, 1998 to a high of $27.6875 on November 13, 1998.

     36. The surge in CalMat's stock price has also caused analysts to upgrade their ratings

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of CalMat stock. For example, on November 6, 1998, Merrill Lynch & Co.
analyst John O. Bermudez raised his rating from "neutral" to "accumulate."

     37. The upward trend in CalMat's financial results notwithstanding, the Individual Defendants agreed to accept Vulcan's offer price of $31.00 per share.

     38. The Individual Defendants have considerably more knowledge and economic power compared to that of the investing public because they control the business and corporate affairs of CalMat, and they are in possession of material, non-public information concerning CalMat's assets, businesses, and future prospects. This disparity makes it inherently unfair for the Individual Defendants to transfer the ownership of CalMat from its public stockholders at this time and at such an unfair and grossly inadequate price.

     39. The proposed transaction is not the result of arm's-length negotiations, but was fixed arbitrarily by Vulcan and agreed to by defendants as part of the unlawful plan and scheme to obtain the entire ownership of CalMat at the lowest price. These facts have not been disclosed by defendants.

     40. Furthermore, the Individual Defendants' willingness to entertain the proposed offer requires them to take all reasonable steps to assure the maximization of stockholder value, including the implementation of a bidding mechanism to foster a fair auction of CalMat to the highest bidder or the exploration of strategic alternatives which will return greater or equivalent short-term value to the plaintiff and the Class.

     41. There is no indication that the Individual Defendants have taken any steps to ensure that CalMat's stockholders' interest in maximizing the value of their holdings were protected by conducting an auction for CalMat or otherwise seeking out other potential purchasers or the highest possible bid for CalMat, or exploring strategic alternatives which will obtain the highest possible price for CalMat's stockholders or return greater or equivalent short-term value to the plaintiff and the Class. If the transaction is consummated, CalMat shareholders will be deprived of the opportunity for substantial gains which CalMat may realize.

     42. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in

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



total disregard of their fiduciary duties, are attempting to deceive plaintiff and the Class and deprive them unfairly of their investment in CalMat.

     43. The proposed transaction is wrongful, unfair, and harmful to CalMat's public stockholders, and represents an attempt by defendants to aggrandize their personal and financial positions and interests and to enrich themselves, at the expense of and to the detriment of the CalMat's public stockholders. The proposed transaction will deny Class members their right to share proportionately in the true value of CalMat's assets, profitable business, and future growth in profits and earnings, while usurping the same for the benefit of CalMat at an unfair and inadequate price.

     44. The Individual Defendants stand to profit the most from the proposed takeover of CalMat by Vulcan. For example, pursuant to the terms of CalMat's agreement with Vulcan, defendant Gerstell will become vice chairman and a director of Vulcan.

     45. By reason of all of the foregoing, defendants herein have willfully participated in unfair dealing toward plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

     46. Defendants have violated fiduciary and other common law duties owed to the plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class in order to benefit themselves and/or their colleagues.

     47. As a result of the actions of defendants, plaintiff and the Class have been and will be damaged in that they have been deceived, are the victims of unfair dealing, and are not receiving the fair value of CalMat's assets and businesses.

     48. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class and will succeed in their plan to enrich themselves by excluding the Class from its fair proportionate share of CalMat's assets and businesses, all to the irreparable harm of the Class.

     49. Plaintiff and the Class have no adequate remedy of law.


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



                         FIRST CAUSE OF ACTION
                       (Against All Defendants)
                     For Breach of Fiduciary Duty)

     50. Plaintiff hereby incorporates by reference paragraphs 1 through 49 above as though fully set forth herein.

     51. By virtue of plaintiff's purchase of CalMat's common stock, and the Individual Defendants' positions of management and control, and because plaintiff reposed trust and confidence in them, the Individual Defendants owed to plaintiff a fiduciary duty of the highest good faith, integrity and fair dealing.

     52. In doing the things heretofore alleged, CalMat and the Individual Defendants violated their fiduciary obligations to plaintiff.

     53. As a proximate result of defendants' aforesaid conduct, plaintiff and the Class were damaged by injury to their property, lost profits, loss of future income, and other general and specific damages.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

          (1) declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

          (2) declaring that the defendants and each of them have committed or aided and abetted a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

          (3) declaring the transaction null and void;

          (4) preliminarily and permanently enjoining defendants and all persons acting under, in concert with, or for them from proceeding with, consummating, or closing the transaction;

          (5) in the event the transaction is consummated, rescinding it and setting it aside;

          (6) ordering defendants, jointly and severally, to account to plaintiff and the Class for all profits realized and to be realized by them as a result of the transaction complained of and, pending such accounting, to hold such profits in a constructive trust for the benefit of plaintiff


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


and other members of the Class;

          (7) ordering defendants to establish a stockholders' committee comprised of Class members and their representatives to ensure fair and adequate procedural safe-guards that allow independent input by plaintiff and the Class in connection with any transaction for the shares of CalMat;

          (8) awarding compensatory damages against defendants, jointly and severally, in the amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

          (9) awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's attorneys' and experts' fees and expenses; and

          (10) granting such other and further relief as may be just and proper.

Dated: November 18, 1998               Kevin J. Yourman

                                       James E. Tullman
                                       Donald S. Urrabazo
                                       WEISS & YOURMAN


                                By:    ------------------------
                                       Donald S. Urrabazo
                                       10940 Wilshire Blvd., 24th Floor
                                       Los Angeles, CA 90024
                                       (310) 208-2800

                                       Joseph H. Weiss
                                       WEISS & YOURMAN
                                       551 Fifth Avenue
                                       New York, NY 10176
                                       (212) 682-3025

                                       Michael D. Braun
                                       STULL, STULL & BRODY
                                       10940 Wilshire Blvd., 23rd Floor
                                       Los Angeles, California 90024
                                       (310) 209-2468

                                       Jules Brody
                                       STULL, STULL & BRODY
                                       6 East 45th Street
                                       New York, NY 10017
                                       (212) 687-7230

                                       Attorneys for Plaintiff

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